UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)


               Air & Water Technologies Corporation
               ------------------------------------
                         (Name of Issuer)

                       Class A Common Stock
                         $.001 par value
                         ---------------
        Series A Convertible Exchangeable Preferred Stock
                          $.01 par value
                         ---------------
                  (Title of Class of Securities)

                            009058108
                            ---------
                          (CUSIP Number)

                   Compagnie Generale des Eaux
                   ---------------------------
                (Name of Persons Filing Statement)

                           John A. Bick
                      Davis Polk & Wardwell
                       450 Lexington Avenue
                    New York, New York  10017
                     Tel. No.: (212) 450-4000
                     ------------------------
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                       and Communications)

                          June 14, 1994
                          -------------
             (Date of Event which Requires Filing of
                         this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].


        Check the following box if a fee is being paid with this statement: [ ].

                          SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.   009058108       |             | Page __2___ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
|    |                                                                    |
|    |    Compagnie Generale des Eaux                                     |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |x| |
|    |                                                                 -  |
|    |                                                                    |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |    WC and 00                                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     France                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    Common Stock:  12,703,475                  |
|                    |    |    Series A Preferred Stock: 1,200,000  (See  |
|                    |    |      Item 5)                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    None                                       |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    Common Stock:  12,703,475                  |
|    PERSON          |    |    Series A Preferred Stock:  1,200,000  (See |
|     WITH           |    |      Item 5)                                  |
|                    |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    None                                       |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |   Common Stock: 12,703,475                                         |
|    |   Series A Preferred Stock: 1,200,000                              |
|____|____________________________________________________________________|
             *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF

|----|--------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |   47.8%                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |   CO                                                               |
|____|____________________________________________________________________|
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 3 of

   Compagnie Generale des Eaux ("Generale des Eaux" or "CGE"),

   hereby amends and supplements the report on Schedule 13D,

   originally filed on May 23, 1990, as amended (the "Schedule

   13D"), with respect to the purchase of shares of Class A

   Common Stock, $.001 par value (the "Class A Common Shares"),

   and 5 1/2% Series A Convertible Exchangeable Preferred Stock,

   $.01 par value (the "Series A Preferred Stock"), of Air &

   Water Technologies Corporation (the "Company" or "AWT").

             Unless otherwise indicated, each capitalized term

   used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1.   Security and Company.

             The classes of equity securities to which this

   statement relates are the Class A Common Shares and the

   Series A Preferred Stock of AWT.

   Item 2.   Identity and Background.

             The name of the person filing this statement is

   Compagnie Generale des Eaux, which is filing this statement as a group on behalf of itself and its indirect wholly-owned subsidiary, Anjou International Company, a Delaware

   corporation ("Anjou").

             The address of the principal business and office

   of Anjou is 1105 North Market Street, Suite 1300, P.O. Box

   8985, Wilmington, Delaware 19899.  The name, business

   address, present principal occupation or employment, and

   citizenship of each director and executive officer of Anjou is set forth on Schedule B hereto.

             Anjou is a holding company for certain interests

   of CGE in the United States.

             During the last five years, neither Anjou or CGE,

   nor any other person controlling Anjou or CGE nor, to the

   best of each of Anjou's or CGE's knowledge, any of the

   persons listed on Schedule A to the Schedule 13D or on

   Schedule B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar

   misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

   and as a result of such proceeding was or is subject to a

   judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

   federal or state securities laws or finding any violation

   with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Pursuant to the Investment Agreement among the

   Company, Generale des Eaux and Anjou, dated March 30, 1994

   (the "Investment Agreement"), (a) Generale des Eaux

   purchased from the Company 1,200,000 shares of the Company's

   Series A Preferred Stock for cash consideration of

   $60,000,000; and (b) AWT issued to Anjou 6,500,000 shares of the Class A Common Shares in connection with the acquisition from Anjou, pursuant to a merger and exchange of shares,

   respectively, of its direct, wholly-owned subsidiaries,

   Professional Services Group, Inc., a Minnesota corporation

   and 2815869 Canada Inc., a Canadian corporation.   All cash
   purchases were funded through internally generated funds of

   Generale des Eaux.

             Item 4.  Interest in Securities of the Company.

             The response set forth in Item 4 of the Schedule

   13D is hereby amended and supplemented by the following

   information:

             Generale des Eaux intends to review from time to

   time the Company's business affairs and financial position,

   as well as general economic and industry conditions.  Based on such evaluation and review, Generale des Eaux may

   consider from time to time various alternative courses of

   action.  Subject to the terms of the Investment Agreement

   and the requirements of federal securities laws, such

   actions may include the acquisition of additional Class A

   Common Shares through open market purchases, privately

   negotiated transactions, tender offer, exchange offer or

   otherwise.  Subject to the terms of the Investment Agreement and the requirements of federal securities laws, Generale

   des Eaux may also determine to sell all or a portion of the

   Class A Common Shares or the Series A Preferred Stock in the

   open market, in privately negotiated transactions, through a public offering or otherwise.  Except as set forth above,

   Generale des Eaux has no plan or proposals which relate to or would result in any of the transactions described in

   subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Company.

   Series A Preferred Stock:

             Pursuant to the terms of the Investment Agreement

   and the Certificate of Designation issued by AWT dated as of

   June 14, 1994, the Company has issued to CGE 1,200,000

   shares of the Series A Preferred Stock, convertible into

   4,800,000 shares of Class A Common Shares.  The Series A

   Preferred Stock is exchangeable for the Company's 5 1/2%

   Convertible Subordinated Notes (the "Convertible Debt") with a maturity of 10 years from the date of issuance of such

   notes.

             The following is a summary description of certain

   conversion, voting, redemption and ranking terms of the

   Series A Preferred Stock.

   A.   CONVERSION

             The Series A Preferred Stock and the Convertible

   Debt are convertible, in whole or in part, at the option of the holder, at any time and from time to time, into shares of Class A Common Shares at a conversion price equal to

   $12.50 per share of Class A Common Shares.  The ratio at

   which the Series A Preferred Stock and Convertible Debt are convertible into shares of Class A Common Shares is subject to adjustment (using a weighted average in the case of items

   (iii), (iv), (v) and (vi) below so as to preserve the fully diluted percentage of Class A Common Shares into which the

   Series A Preferred Stock and Convertible Debt are

   convertible) in the event of: (i) stock dividends, stock

   reclassifications or recapitalizations, stock splits,

   reverse stock splits and the like; (ii) dividends or other distributions of cash or assets or evidence of indebtedness;

   (iii) dividends or other distributions of securities or

   rights convertible into or exercisable for shares of any

   class of common stock of the Company at a price less than

   the then conversion price per common share of the Series A

   Preferred Stock; (iv) issuance of shares of any class of

   common stock of the Company (other than common stock issued upon conversion of the Series A Preferred Stock, the

   Convertible Debt or the Company's 8% Convertible

   Subordinated Debentures due May 15, 2015, or pursuant to the

   Company's stock option plans or other stock related employee compensation plans approved by the Board of Directors) at a price less than the then conversion price per common share of the Series A Preferred Stock; (v) issuance of securities or rights convertible into or exercisable for shares of any class of common stock of the Company at a purchase price

   less than the then conversion price per common share of the

   Series A Preferred Stock; and (vi) repurchase by the

   Company, directly or indirectly, of shares of any class of common stock at a price in excess of the then conversion

   price per common share of the Series A Preferred Stock.

   B.   REDEMPTION

             The Series A Preferred Stock is not redeemable

   before June 30, 1997.  Between June 30, 1997 and June 30,

   2000, the Series A Preferred Stock will be redeemable, in

   whole or in part, at the option of the Company on not less than 30 or more than 60 days' prior written notice.  The

   Company may exercise this option during such time period

   only if for 20 trading days within any period of 30

   consecutive trading days, including the last trading day of such period, the closing price of the Class A Common Shares exceeds $18.75, subject to adjustments.  After June 30,

   2000, the Series A Preferred Stock will be redeemable by the

   Company at any time.  The same redemption provisions apply to the Convertible Debt.  The redemption price will be

   103.85% of the liquidation preference, plus accrued and

   unpaid dividends to the date of redemption, after June 30,

   1997 and will decrease by .55% each year until it reaches

   100% of the liquidation preference, plus accrued and unpaid dividends to the date of redemption, whereupon it will

   remain fixed.  The Series A Preferred Stock is a perpetual preferred stock.

   C.   VOTING

             Holders of Series A Preferred Stock and

   Convertible Debt are entitled to vote with the holders of

   Class A Common Shares on all matters submitted for vote of holders of Class A Common Shares, and are entitled to that number of votes equal to the number of votes to which the

   shares of Class A Common Shares issuable upon conversion of such shares of Series A Preferred Stock and Convertible Debt would have been entitled if such shares of Class A Common

   Shares had been outstanding at the time of the applicable

   vote and related record date. In addition, the Series A

   Preferred Stock and Convertible Debt will vote separately as a class on any amendments to the Restated Certificate of

   Incorporation or By-Laws of the Company, whether by merger,

   consolidation, combination, reclassification or otherwise,

   which would alter or circumvent the voting powers, rights

   and preferences of the Series A Preferred Stock or

   Convertible Debt.  No amendment or alteration of the

   dividends payable, liquidation preference or par value of

   the Series A Preferred Stock, or interest rate and principal amount of the Convertible Debt, may be effected without the consent of each holder of Series A Preferred Stock or

   Convertible Debt, respectively.

   D.   RANKING

             The Series A Preferred Stock will, with respect to

   dividend rights and rights on liquidation, winding up and

   dissolution, rank prior to all classes of the Company's

   equity securities, including the Class A Common Shares.  The

   Convertible Debt will be subordinated to the Company's

   senior debt and senior subordinated debt.

   _____________________

             (a)  As a result of the consummation of the

   Investment Agreement, Generale des Eaux, directly and

   through Anjou, beneficially owns 12,703,475 shares of the

   Class A Common Shares and 1,200,000 shares of the Series A

   Preferred Stock, which are convertible into 4,800,000 shares of the Class A Common Shares.  The aggregate of the Class A

   Common Shares and the shares of the Series A Preferred Stock upon conversion beneficially owned by Generale des Eaux would represent approximately 47.8% of the Class A Common

   Shares.

             As a result of the consummation of the Investment

   Agreement, Anjou beneficially owns 6,500,000 Class A Common

   Shares, representing 17.8% of the outstanding Class A Common

   Shares.

             Except as set forth in this Item 5(a), neither

   Generale des Eaux, nor Anjou nor any other person

   controlling each of the companies, nor, to the best of their respective knowledge, any persons named in Schedule A to the

   Schedule 13D or Schedule B to this Amendment, owns

   beneficially any Class A Common Shares.

             (b)  By virtue of Anjou being an indirect wholly-

   owned subsidiary of Generale des Eaux, Generale des Eaux may be deemed to have the sole power to vote or to direct the

   vote, or to dispose or direct the disposition of 12,703,475 shares of outstanding Class A Common Shares and 4,800,000

   votes to which the Series A Preferred Stock is entitled.

             (c)  See Item 3 above.

             (d)  Inapplicable

             (e)  Inapplicable

   Item 6.   Contracts, Arrangements, Understandings
             or Relationships with Respect to Securities of the Company


             The response set forth in Item 6 of the Schedule

   13D is hereby amended and supplemented as follows:

             On June 14, 1994, the transactions contemplated by

   the Investment Agreement were consummated.

   Item 7.   Material to Be Filed As Exhibits

             Exhibit 99.2: Certificate of Designation for the 5 1/2% Series A Convertible Exchangeable
                            Preferred Stock dated as of June 14,
                            1994 of AWT.

                            SIGNATURES


             After reasonable inquiry and to the best knowledge

   and belief of the undersigned, the undersigned certifies

   that the information set forth in this statement is true,

   complete and correct.

   Dated: June 15, 1994
                               COMPAGNIE GENERALE DES EAUX



                                    By: /s/ Jacques-Henri David
                                       ------------------------
                                    Jacques-Henri David
                                    Directeur General

                          Exhibit Index


        Exhibit 99.2:  Certificate of Designation for the 5 1/2%
                       Series A Convertible Exchangeable
                       Preferred Stock dated as of June 14,
                       1994 of AWT.

                                           Schedule B



DIRECTORS AND EXECUTIVE OFFICERS OF ANJOU INTERNATIONAL COMPANY



The  name,  business  address,  title,  present  principal

occupation or employment  of each of the  directors and executive officers  of Anjou International Company are set forth below.  If no business address is given the director's or officer's business address is Anjou International Company, 1105 North Market Street,

Suite 1300,  P.O. Box 8985,  Wilmington, Delaware 19899.   Unless

otherwise  indicated,  each  occupation  set  forth  opposite  an

individual's name refers to Anjou International Company.   Unless

otherwise  indicated, the  persons listed  below are  citizens of

France.

                                 PRESENT PRINCIPAL OCCUPATION
                                 INCLUDING NAME AND ADDRESS*
NAME AND BUSINESS ADDRESS        OF EMPLOYER
- -------------------------        -----------------------------
Directors

Guy Dejouany. . . . . . . . .    Chairman of the Board, Anjou
Compagnie Generale des Eaux        International Company
52 Rue d'Anjou
75384 Paris, France              Chairman of the Board and
                                   Chief Executive Officer,
                                   Compagnie Generale des Eaux

Claudio Elia. . . . . . . . .    President & Chief Executive Officer,
                                   Anjou International Company

                                 Nationality:  United States









      * Same address as director's or officer's business address except where indicated.

                                 PRESENT PRINCIPAL OCCUPATION
                                 INCLUDING NAME AND ADDRESS**
NAME AND BUSINESS ADDRESS        OF EMPLOYER
- -------------------------        -----------------------------
Bernard Forterre. . . . . . .    Directeur General Adjoint, Compagnie
Compagnie Generale des Eaux        Generale des Eaux
52 Rue d'Anjou
75384 Paris, France

Jean-Dominique Deschamps. . .    Directeur General Adjoint, Compagnie
Compagnie Generale des Eaux             Generale des Eaux
52 Rue d'Anjou
75384 Paris, France

Executive Officers (Who Are Not Directors)

John T. Kelly . . . . . . . .    Vice    President,    Secretary    and
Treasurer
                                 Nationality - United States


Christian G. Farman . . . . .    Vice President, Assistant Secretary,
                                   Assistant Treasurer and Controller
                                 Nationality - United States



























      ** Same address as director's or officer's business address except where indicated.